Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of our report dated March 30, 2012 (our “Report”), relating to the consolidated financial statements for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting of Great Basin Gold Ltd. (the “Company”) which appears in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of our Report in the Company’s Form F-10 Registration Statement, as amended, filed with the United States Securities and Exchange Commission under File No. 333-163021.

PRICEWATERHOUSECOOPERS INC
Johannesburg, South Africa
March 30, 2012